NO ACT

PE
1-8-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09035382

March 8, 2009

Received SEC

MAR 0 8 2009

Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-8-09

Peter M. Ziparo
Assistant General Counsel,
Corporate and Securities
Visteon Corporation
One Village Center Drive
Van Buren Twp., MI 48111

Re: Visteon Corporation
Incoming letter dated January 8, 2009

Dear Mr. Ziparo:

This is in response to your letter dated January 8, 2009 concerning the shareholder proposal submitted to Visteon by Jack E. Leeds. We also have received a letter on the proponent's behalf dated January 22, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 8, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Visteon Corporation
Incoming letter dated January 8, 2009

The proposal relates to special meetings.

We are unable to concur in your view that Visteon may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that Visteon may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 22, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Visteon Corporation (VC)
Rule 14a-8 Proposal by Jack Leeds
Special Shareholder Meetings

Ladies and Gentlemen:

This responds to the company January 8, 2009 no action request regarding this rule 14a-8 proposal with the following text (emphasis added):

[VC: Rule 14a-8 Proposal, November 24, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, have taken special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, again rated our company "High Concern" in executive pay.
- Our Company will take 3-years to transition to annual election of each director – when the transition could be completed in one-year.
- Our directors served on boards rated "D" by the Corporate Library:

William Gray	JPMorgan Chase (JPM)
William Gray	Pfizer (PFE)
Patricia Higgins	Internap Network Services (INAP)
Patricia Higgins	Barnes & Noble (BKS)
Michael Johnston	Flowserve (FLS)
Michael Johnston	Whirlpool (WHR)
Karl Krapek	Northrop Grumman (NOC)

- Plus William Gray (on our nomination and executive pay committees) and Kenneth Woodrow (on our audit and nomination committees) were designated as "Accelerated Vesting" directors by The Corporate Library due to their speeding up stock option vesting to avoid recognizing the related cost.
- Kenneth Woodrow and Charles Schaffer (on our audit and executive pay committees) received our highest withheld votes – 18%.
- Also William Gray and Patricia Higgins served on 5 boards – Over-commitment concern.
- Three directors were insiders or insider-related – Independence concern.
- We had no shareholder right to:
  - Act by written consent.
  - Call a special meeting.
  - Cumulative voting.
  - A majority vote requirement in the election of our directors.
  - An Independent Chairman.
  - A Lead Director.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Jack E. Leeds, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The following is the table of the stock price for Visteon stock showing a price of 2.98 on September 25, 2008:

14-Oct-08	1.60	1.60	1.27	1.32	794,400	1.32
13-Oct-08	1.50	1.50	1.09	1.30	2,084,800	1.30
10-Oct-08	1.00	1.25	0.89	1.08	2,045,700	1.08
9-Oct-08	1.32	1.33	1.10	1.10	1,190,500	1.10
8-Oct-08	1.39	1.44	1.17	1.26	1,139,600	1.26
7-Oct-08	1.61	1.76	1.35	1.36	1,132,500	1.36
6-Oct-08	1.53	1.66	1.28	1.63	2,251,900	1.63

3-Oct-08	1.76	1.80	1.59	1.59	1,468,600	1.59
2-Oct-08	2.01	2.01	1.67	1.70	1,765,200	1.70
1-Oct-08	2.28	2.31	1.98	1.99	1,598,100	1.99
30-Sep-08	2.22	2.60	1.97	2.32	1,434,600	2.32
29-Sep-08	2.22	2.28	1.95	2.13	2,471,400	2.13
26-Sep-08	2.50	2.54	2.23	2.29	2,262,100	2.29
25-Sep-08	**2.81**	**2.98**	**2.51**	**2.54**	**1,318,600**	**2.54**
24-Sep-08	2.91	2.95	2.75	2.77	1,592,600	2.77
23-Sep-08	2.92	3.08	2.74	2.91	1,829,900	2.91
22-Sep-08	3.50	3.50	2.96	2.99	1,633,500	2.99
19-Sep-08	3.20	3.68	3.02	3.68	5,344,100	3.68
18-Sep-08	3.09	3.33	2.88	3.33	1,839,900	3.33
17-Sep-08	3.10	3.13	2.90	2.96	1,597,300	2.96
16-Sep-08	2.89	3.28	2.80	3.28	1,111,200	3.28

Source: http://finance.yahoo.com/q?s=vc under "Historical Prices" in the right column.

When $2.98 is multiplied by 705.8848 it equals $2103.53. The Staff Legal Bulletin No. 14 calculation is based on the date the "shareholder submits the proposal" and not the date the company receives the proposal. The attached fax confirmation sheet illustrates the "11/24" date.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Jack Leeds

Peter Ziparo <pziparo@visteon.com>

FAX JOURNAL REPORT

TIME : 11/25/2008 10:00
NAME :
FAX : *** FISMA & OMB Memorandum M-07-16 ***
TEL : *** FISMA & OMB Memorandum M-07-16 ***
SER.# : 000K7J120370

NO.	DATE	TIME	FAX NO./NAME	DURATION	PAGE(S)	RESULT	COMMENT
							ECM
							ECM
							ECM
							ECM
							ECM
							ECM
							ECM
							ECM
							ECM
							ECM
							ECM
#116	11/24	21:07	*** FISMA & OMB Memorandum M-07-16 ***	01:28	03	OK	TX ECM
#117	11/24	21:11	*** FISMA & OMB Memorandum M-07-16 ***	01:07	03	OK	TX ECM
#118				01:11	04	OK	TX ECM
							ECM

BUSY: BUSY/NO RESPONSE
NG : POOR LINE CONDITION / OUT OF MEMORY
CV : COVERPAGE
POL : POLLING
RET : RETRIEVAL
PC : PC-FAX

Visteon®

Peter M. Ziparo
Assistant General Counsel,
Corporate and Securities

Visteon Corporation
One Village Center Drive
Van Buren Twp., MI 48111
Tel 734.710.5266
Fax 734.736.5560
pziparo@visteon.com

January 8, 2009

VIA E-MAIL AND DHL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: 2009 Visteon Corporation Proxy Statement
Stockholder Proposal from Jack E. Leeds
Rule 14a-8(b) – Insufficient Ownership

Ladies and Gentlemen:

On behalf of Visteon Corporation, a Delaware corporation ("Visteon"), I am submitting this letter by e-mail. Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am also submitting six hard copies of this letter, together with a stockholder proposal ("Proposal") from Mr. Jack E. Leeds ("Proponent")(See **Exhibit A**).

Visteon believes that the Proposal may properly be omitted from the proxy materials for Visteon's annual meeting of stockholders scheduled to be held on May 13, 2009 (the "2009 Annual Meeting") for the reasons set forth below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

THE PROPOSAL MAY BE OMITTED BECAUSE PROPONENT DOES NOT MEET THE MINIMUM OWNERSHIP REQUIREMENTS IN RULE 14a-8(b).

To be eligible to submit a proposal, Rule 14a-8(b) requires the shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Paragraph C.1.a. of Staff Legal Bulletin No. 14 (July 13, 2001) indicates that in order to determine whether the shareholder satisfies the $2,000 threshold, the Staff looks at whether, on any date within 60 calendar days before the date the shareholder submits the proposal, the shareholders investment is valued at $2,000 or greater, based on the highest selling price as reported on The New York Stock Exchange. The Proposal was received by Visteon on

November 25, 2008, and the highest selling price of Visteon's common stock as reported on The New York Stock Exchange within 60 calendar days before such date was $2.60. Proponent did not assert in or with his Proposal the ownership of any particular number of shares of Visteon's common stock. According to information from BNY Mellon Shareowner Services, our transfer agent, Proponent is the record owner of 705.8848 shares of Visteon common stock, resulting in a market value of Proponent's investment of $1,835.30. This amount is below the $2,000 threshold contained in Rule 14a-8(b). In addition, as of September 30, 2008, Visteon had outstanding over 129 million shares of voting common stock. As a result, Proponent's ownership was well below 1% of Visteon's common stock.

Visteon sent to Proponent a written notice of the eligibility defect alleged herein (See **Exhibit B**) within 14 calendar days of receiving the Proposal (received by Proponent via DHL on December 8, 2008), and has not received a written response from Proponent indicating that he was the beneficial owner of additional shares of Visteon's common stock. The Staff has consistently concluded that shareholder proposals may be properly omitted from a company's proxy materials pursuant to Rule 14a-8(b)(1) where the proponent failed to meet the minimum $2,000 in market value, or 1%, of the company's securities eligibility requirements. For example, in Seagate Technology (August 11, 2003), the Staff stated that a proposal may be excluded under Rule 14a-8(b) because at the time of submission the proponent did not own for one year 1% or $2,000 in market value of securities entitled to be voted at the meeting, as required by Rule 14a-8(b). In Seagate Technology, the shareholder indicated that he owned 100 shares of the company's stock, which had a market value of less than $2,000. See also Wachovia Corporation (December 12, 2007); KeySpan Corporation (March 2, 2006); and Sabre Holdings Corporation (January 28, 2004).

Please note that Mr. John Chevedden, the Proponent's designee, has asserted in e-mail correspondence (See **Exhibit C**) that the Proposal was submitted on November 24, 2008, and, therefore, the 60 calendar day period included September 25, 2008, whereupon the highest selling price as reported on The New York Stock Exchange was $2.98 (resulting in a market value in excess of $2,000). However, the facsimile transmission header indicates that Mr. Chevedden transmitted the Proposal on behalf of the Proponent from a location in the Pacific time zone to Visteon's principal executive offices on November 25, 2008 based on the location and time zone of Visteon's principal executive offices (i.e., the Eastern time zone) (See **Exhibit A**). Moreover, the e-mail transmission also indicates that Mr. Chevedden transmitted the Proposal on behalf of the Proponent to Visteon's principal executive offices on November 25, 2008 based on the location and time zone of Visteon's principal executive offices (i.e., the Eastern time zone) (See **Exhibit D**). Therefore, it is our belief that the 60 calendar day period before the submission excluded September 25, 2008.

* * *

Visteon expects to make its proxy materials publicly available on or about March 31, 2009 and is appreciative of the Staff's efforts in enabling Visteon to achieve its schedule. Thank you very much for your attention and interest in this matter.

Very truly yours,

Peter M. Ziparo
Assistant General Counsel

Enclosures

Copy, with exhibits, to:

Mr. Jack E. Leeds
*** FISMA & OMB Memorandum M-07-16 ***

Mr. John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

Jack E. Leeds

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Michael F. Johnston
Chairman
Visteon Corporation (VC)
One Village Center Drive
Van Buren Township, MI 48111
PH: *** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proposal

Dear Mr. Johnston,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Jack E. Leeds — 11-24-2008
Jack E. Leeds — Date

cc: Heidi Sepanik
Heidi Sepanik <hdiebol@visteon.com>
Corporate Secretary
PH: 734 710-4672
FX: 734 736-5560
FX: 734-736-5540

[VC: Rule 14a-8 Proposal, November 24, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, have taken special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, again rated our company "High Concern" in executive pay.
- Our Company will take 3-years to transition to annual election of each director – when the transition could be completed in one-year.
- Our directors served on boards rated "D" by the Corporate Library:

William Gray	JPMorgan Chase (JPM)
William Gray	Pfizer (PFE)
Patricia Higgins	Internap Network Services (INAP)
Patricia Higgins	Barnes & Noble (BKS)
Michael Johnston	Flowserve (FLS)
Michael Johnston	Whirlpool (WHR)
Karl Krapek	Northrop Grumman (NOC)

- Plus William Gray (on our nomination and executive pay committees) and Kenneth Woodrow (on our audit and nomination committees) were designated as "Accelerated Vesting" directors by The Corporate Library due to their speeding up stock option vesting to avoid recognizing the related cost.
- Kenneth Woodrow and Charles Schaffer (on our audit and executive pay committees) received our highest withheld votes – 18%.
- Also William Gray and Patricia Higgins served on 5 boards – Over-commitment concern.
- Three directors were insiders or insider-related – Independence concern.
- We had no shareholder right to:

  Act by written consent.

Call a special meeting.
Cumulative voting.
A majority vote requirement in the election of our directors.
An Independent Chairman.
A Lead Director.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Jack E. Leeds *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

EXHIBIT B

Peter M. Ziparo
Assistant General Counsel,
Corporate and Securities

Visteon Corporation
One Village Center Drive
Van Buren Twp., MI 48111
Tel 734.710.5266
Fax 734.736.5560
pziparo@visteon.com

December 5, 2008

Mr. Jack E. Leeds

*** FISMA & OMB Memorandum M-07-16 ***

Re: 2009 Visteon Corporation Proxy Statement

Dear Mr. Leeds:

Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, in order to be eligible to submit a shareholder proposal, you must have continuously held at least $2,000 in market value or 1% of the company's voting securities for at least one year by the date the proposal is submitted. According to information from The Bank of New York, our transfer agent, you are the record owner of 705.8848 shares of Visteon common stock. The highest selling price of Visteon stock on the New York Stock Exchange during the sixty calendar days before November 25, 2008, the date your proposal was submitted, was $2.60 (for a total market value of $1,835.30). Therefore, since you do not meet the minimum ownership requirement for submitting a proposal, we respectfully request that you voluntarily withdraw your proposal or provide us with proof of sufficient ownership as of the date your proposal were submitted within fourteen days of receiving this letter.

For your reference, we have enclosed a copy of Rule 14a-8. Thank you in advance for your cooperation.

Very truly yours,

Peter M. Ziparo
Assistant General Counsel

Enclosure

cc: Mr. John Chevedden

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

EXHIBIT C

Ziparo, Peter (P.M.)

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, December 05, 2008 9:34 PM
To: Ziparo, Peter (P.M.)
Subject: Visteon (VC)

Mr. Ziparo, Visteon stock traded at $2.98 on September 25, 2008.
Sincerely,
John Chevedden

Ziparo, Peter (P.M.)

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, December 05, 2008 11:32 PM
To: Ziparo, Peter (P.M.)
Subject: Visteon (VC) Jack Leeds proposal

Mr. Ziparo, We believe the proposal was submitted on November 24th.
Sincerely,
John Chevedden

EXHIBIT D

Sepanik, Heidi (H.A.)

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 25, 2008 12:15 AM
To: Sepanik, Heidi (H.A.)
Subject: Rule 14a-8 Proposal (VC) SPM

Attachments: CCE00014.pdf

CCE00014.pdf (270 KB)

Dear Ms. Sepanik,
Please see the attachment.
Sincerely,
John Chevedden